DOOFUS CORPORATION

SUBSCRIBER STOCK PURCHASE AND SHAREHOLDER RIGHTS AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

This SUBSCRIBER STOCK PURCHASE AND SHAREHOLDER RIGHTS AGREEMENT (this "Agreement") is made effective as of [EFFECTIVE DATE] ("Effective Date") by and between Doofus Corporation, a Delaware corporation (the "Corporation"), and ________________________________ the "Subscriber").

WHEREAS, the Subscriber desires to purchase and the Corporation desires to issue and sell shares of its common stock, par value of $0.000001 per share ("Common Stock") on the terms set forth herein.

NOW, THEREFORE, in consideration for mutual covenants made in this Agreement, and for other good and valuable consideration, receipt of which is hereby acknowledged, the Corporation and Subscriber hereby agree as follows:

1. **Sale of Stock.** The Corporation hereby agrees to sell to the Subscriber and the Subscriber hereby agrees to purchase an aggregate of [SHARES] shares of the Corporation's Common Stock ("Shares") at a purchase price of $0.01 per share for a purchase amount of $[AMOUNT]. The payment of the purchase amount shall be made on the Effective Date in cash via the Wefunder platform. The Shares will be issued upon consummation of the purchase transaction contemplated hereby.

2. **Restrictions on Transfer.**

   2.1. Right of First Refusal. Before any Shares held by Subscriber or any transferee ("Proposed

Transferee") of Subscriber (either being sometimes referred to herein as the "Holder") may be sold or otherwise transferred (including transfer by gift or operation of law), the Corporation or its assignee(s) shall have a right of first refusal to purchase the Shares on the terms and conditions set forth in this Section 2.1 (the "Right of First Refusal").

2.1.1. Notice of a Proposed Transfer. In the event that a Subscriber desires at any time to transfer all or any part of such Subscriber's Shares (a "Transferring Subscriber"), the Transferring Subscriber first shall give written notice ("Notice") to the Corporation of such Transferring Subscriber's intention to make such transfer. Such Notice shall state the number of Shares which the Transferring Subscriber proposes to transfer (the "Offered Shares"), the price ("Offered Price") and the terms at which the proposed transfer is to be made and the name and address of the proposed transferee.

2.1.2. Exercise of Right of First Refusal. At any time within thirty (30) days after receipt of the Notice, the Corporation and/or its assignee(s) may, by giving written notice to the Holder, elect to purchase all, but not less than all, of the Shares proposed to be transferred to any one or more of the proposed transferees, at the purchase price determined in accordance with Section 2.1.3 below.

2.1.3. Purchase Price. The purchase price ("Purchase Price") for the Shares purchased by the Corporation or its assignee(s) under this Section 2.1.3 shall be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors of the Corporation in good faith.

2.1.4. Payment. Payment of the Purchase Price shall be made, at the option of the Corporation or its assignee(s), in cash (by certified or official bank check or by wire transfer), by cancellation of all or a portion of any outstanding indebtedness, or by any combination thereof within thirty (30) days after receipt of the Notice or in the manner and at the times set forth in the notice.

2.1.5. Holder's Right to Transfer. If all of the Shares proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Corporation and/or its assignee(s) as provided in this Section 2.1.5, then the Holder may sell or otherwise transfer such Shares to that Proposed Transferee at the Offered Price or at a higher price, provided that such sale or other transfer is consummated within sixty (60) days after the date of the Notice and provided further that any such sale or other transfer is effected in

accordance with any applicable securities laws and the Proposed Transferee agrees in writing that the provisions of this Section 2 shall continue to apply to the Shares in the hands of such Proposed Transferee. If the Shares described in the Notice are not transferred to the Proposed Transferee within such period, or if the Holder proposes to change the price or other terms to make them more favorable to the Proposed Transferee, a new Notice shall be given to the Corporation, and the Corporation and/or its assignee(s) shall again be offered the Right of First Refusal before any Shares held by the Holder may be sold or otherwise transferred.

2.1.6. Exception for Certain Family Transfers. Anything to the contrary contained in this Section 2 notwithstanding, the transfer of any or all of the Shares during Subscriber's lifetime or on Subscriber's death by will or intestacy to Subscriber's Immediate Family or a trust for the benefit of Subscriber or Subscriber's Immediate Family shall be exempt from the provisions of this Section 2. "Immediate Family" as used herein shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, uncle, aunt, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, or any person sharing the Subscriber's household (other than a tenant or an employee). In such case, the transferee or other recipient shall receive and hold the Shares so transferred subject to the provisions of this Section 2, and there shall be no further transfer of such Shares except in accordance with the terms of this Section 2.1.6.

2.2. Corporation's Right to Purchase upon Involuntary Transfer. In the event, at any time after the date of this Agreement, of any transfer by operation of law or other involuntary transfer (including divorce or death, but excluding in the event of death a transfer to Immediate Family as set forth in Section 2.1.6 above) of all or a portion of the Shares by the record holder thereof, the Corporation shall have the right to purchase all of the Shares transferred at the greater of the purchase price paid by Subscriber pursuant to this Agreement or the fair market value of the Shares on the date of transfer (as determined by the Board of Directors of the Corporation). Upon such a transfer, the person acquiring the Shares shall promptly notify the Secretary of the Corporation of such transfer. The right to purchase such Shares shall be provided to the Corporation for a period of thirty (30) days following receipt by the Corporation of written notice by the person acquiring the Shares.

2.3. Assignment. The right of the Corporation to purchase any part of the Shares may be assigned in whole or in part to any holder or holders of capital stock of the Corporation or other persons or organizations.

2.4. Restrictions Binding on Transferees. All transferees of Shares or any interest therein shall receive and hold such Shares or interest subject to the provisions of this Agreement. In the event of any purchase by the Corporation hereunder where the Shares or interest are held by a transferee, the transferee shall be obligated, if requested by the Corporation, to transfer the Shares or interest to the Subscriber for consideration equal to the amount to be paid by the Corporation hereunder. Any sale or transfer of the Shares shall be void unless the provisions of this Agreement are satisfied.

2.5. Termination of Rights. The Right of First Refusal and the Corporation's right to repurchase the Shares in the event of an involuntary transfer pursuant to Section 2.2 above shall terminate upon the first sale of Common Stock of the Corporation to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act").

3. **Investment Representations.** In connection with the purchase of the Shares, the Subscriber represents to the Corporation the following:

3.1. Requisite Investment Knowledge. The Subscriber represents, warrants and acknowledges that the Subscriber: (i) is aware of the Corporation's business affairs and financial condition and has acquired sufficient information about the Corporation to reach an informed and knowledgeable decision to acquire the Shares, (ii) has had an opportunity to ask questions of and receive answers from a Corporation representative concerning the terms and conditions of this investment; (iii) is acquiring the Shares with the Subscriber's own funds, for the Subscriber's own account for the purpose of investment, and not with a view to any resale or other distribution thereof in violation of the Securities Act; (iv) is a sophisticated investor with such knowledge and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the Shares and that the Subscriber is able to and must bear the economic risk of the investment in the Shares for an indefinite period of time because the Shares have not been registered under the Securities Act, and therefore, cannot be offered or sold unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Furthermore, the Corporation may place legends on any stock certificate representing the Shares with the securities laws and contractual restrictions thereon and issue related stop transfer instructions.

3.2. Unregistered Securities. The Subscriber acknowledges and understands that the Shares have not been registered under the Securities Act, nor registered pursuant to the provisions of the securities laws or other laws of any other applicable jurisdictions, in reliance on exemptions for private offerings contained in Section 4(2) of the Securities Act and in the laws of such jurisdictions. The

Subscriber further understands that the Corporation has no intention and is under no obligation to register the Shares under the Securities Act or to comply with the requirements for any exemption that might otherwise be available, or to supply the Subscriber with any information necessary to enable the Subscriber to make routine sales of the Shares under Rule 144 or any other rule of the SEC.

3.3. Foreign Subscriber Representations.

3.3.1. To the extent that Subscriber is not a United States person, as such term is defined in Rule 902 promulgated under the Securities Act (a "Non-US Subscriber"), which by such Non-US Subscriber's execution of this Agreement such Non-US Subscriber hereby confirms, that the Shares shall be acquired for investment for such Non-US Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof in the United States or to a United States resident, and that such Non-US Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, such Non-US Subscriber further represents that such Non-US Subscriber does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person in the United States or to a United States resident, with respect to any of the Shares.

3.3.2. If Subscriber is an individual, then the Subscriber resides in the state or province identified in the address of Subscriber set forth in Section 12.4 of this Agreement; if the Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of the Subscriber in which its investment decision was made is located at the address or addresses of the Subscriber set forth in Section 12.4 of this Agreement.

3.3.3. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any government or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Shares. Subscriber's subscription and payment for and continued beneficial ownership of the Shares shall not violate any applicable securities or other laws of Subscriber's

jurisdiction.

4. **Stock Certificate Legends.** The share certificate evidencing the Shares issued hereunder shall be endorsed with the following legends and any legend required by any applicable state securities laws:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

"THE SALE OR TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A SUBSCRIBER STOCK PURCHASE AND SHAREHOLDER RIGHTS AGREEMENT BY AND BETWEEN THE REGISTERED SUBSCRIBER HEREOF AND THE CORPORATION THAT PROVIDES FOR A RIGHT OF REPURCHASE. SUCH RESTRICTIONS ARE BINDING UPON TRANSFEREES OF THESE SHARES. COPIES OF THE SUBSCRIBER STOCK PURCHASE AND SHAREHOLDER RIGHTS AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

5. **Changes in Corporation Capital Stock.**

5.1. Mergers and Other Events. If, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the Corporation's capital stock, the outstanding shares of Common Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Corporation, or additional shares or new or different shares or other securities of the Corporation or other non-cash assets are distributed with respect to such shares of Common Stock or other securities, or, if, as a result of any merger, consolidation or sale of all or substantially all of the assets of the Corporation, the outstanding shares of Common Stock are converted into or exchanged for a different number or kind of securities of the Corporation or any successor entity (or a parent or subsidiary thereof), the Board of Directors shall make an appropriate or proportionate adjustment in the number and kind

of Shares subject to this Agreement. The adjustment by the Board of Directors shall be final, binding and conclusive. No fractional Shares shall be issued under this provision resulting from any such adjustment, but the Board of Directors in its discretion may make a cash payment in lieu of fractional shares. Upon the occurrence of any merger or consolidation of the Corporation with or into another entity as a result of which the Common Stock is converted into or exchanged for the right to receive cash, securities or other property, or any exchange of the Common Stock for cash, securities or other property pursuant to a share exchange transaction, the restrictions on transfer and the other provisions of this Agreement shall inure to the benefit of the Corporation's successor.

5.2. Board Action. The Board of Directors may also adjust the number of Shares subject this Agreement and the terms of this Agreement to take into consideration material changes in accounting practices or principles, extraordinary dividends, acquisitions or dispositions of stock or property or any other event if it is determined by the Board of Directors that such adjustment is appropriate to avoid distortion in the operation of this Agreement.

6. **Stockholder Rights.** Subject to certain provisions of this Agreement, until such time as the Corporation actually exercises its repurchase rights under this Agreement, the Subscriber (or any successor in interest) shall have all the rights of a stockholder (including voting and dividend rights) with respect to the Shares.

7. **Liquidation Preference.** In the event of a Dissolution, the Subscriber shall have the right to receive a return of its purchase amount based on the priority ("Liquidation Priority") below.

7.1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into shares of the Corporation).

7.2. Junior to payments for Preferred Stock (if any).

7.3. Senior to payments for Common Stock held by holders who do not have the Liquidation Priority rights outlined under this Agreement, and at par to Common Stock holders with the same Liquidation Priority right; and if liquidation proceeds are insufficient to permit full payments to the Subscriber and such other holders of Common Stock with the same Liquidation Priority right, the applicable liquidation proceeds will be distributed pro rata to the Subscriber and such other holders of Common Stock with the same Liquidation Priority right in proportion to the full payments that would otherwise be due.

"Dissolution" shall mean (i) a voluntary termination of the Corporation's operations; (ii) a general assignment for the benefit of the Corporation's creditors; or (iii) a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

8. **Market Stand-Off Agreement.** The Subscriber hereby agrees, if so requested by the managing underwriters or the Corporation in connection with the initial public offering of the Corporation's Common Stock, that, without the prior written consent of such managing underwriters, the Subscriber shall not offer, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of, assign any legal or beneficial interest in or make a distribution of any capital stock of the Corporation held by or on behalf of the Subscriber or beneficially owned by the Subscriber in accordance with the rules and regulations of the SEC for a period of up to one hundred and eighty (180) days after the date of the final prospectus relating to the Corporation's initial public offering (or such longer period of time as may be required to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2241, as applicable, (or any successor rules or amendments thereto)) (the "Lock Up Period").

9. **Certain Tax Matters.** If the Corporation in its discretion determines that it is obligated to withhold any tax in connection with the transfer of the Shares, the Subscriber hereby agrees that the Corporation may withhold from the Subscriber the appropriate amount of tax. At the discretion of the Corporation, the amount required to be withheld may be withheld in cash from the Subscriber. The Subscriber further agrees that, if the Corporation does not withhold an amount from the Subscriber sufficient to satisfy the withholding obligation of the Corporation, the Subscriber shall make reimbursement on demand, in cash, for the amount underwithheld. The Subscriber represents that it has received tax advice from its own personal tax advisor on the tax consequences of a purchase of the Shares.

10. **Failure to Deliver Shares.** If the Subscriber (or its legal representative) who sell Shares hereunder shall fail to deliver such Shares to the Corporation in accordance with the terms of this Agreement, the Corporation may, at its option, in addition to all other remedies it may have, pay (by certified or official bank check or by wire transfer) to the Subscriber the purchase price for such Shares as is herein specified. Thereupon, the Corporation (i) shall cancel on its books the certificate or certificates representing such Shares to be sold; and (ii) shall issue, in lieu thereof, a new certificate or certificates in the name of the Corporation representing such Shares (or cancel such Shares), and thereupon all of such Subscriber's rights in and to such Shares shall terminate.

11. Representations and Warranties of the Corporation.

11.1. The Corporation has all requisite authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Corporation and this Agreement constitutes the legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with its terms.

11.2. The execution and delivery by the Corporation of this Agreement, and the performance by it of its obligations hereunder, does not and will not (i) violate any provision of any applicable law or any provision of any order, arbitration award, judgment or decree to which it is subject; or (ii) (a) require a consent, approval or waiver from, or notice to, any party to a contract to which the Corporation is a party, (b) result in a breach of, cause a default or constitute an event that, with or without notice or lapse of time or both, constitute a default under, or give rise to any right of termination by the other party, cancellation of any right of the Corporation, acceleration of any obligation of the Corporation under, or the loss of any benefit to which the Corporation is entitled under, any provision of any contract; or (c) result in the creation or imposition of any liens, charges, encumbrances, security interests, restrictive agreements or assessments on any asset of the Corporation.

12. General Provisions.

12.1. **Governing Law.** This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed by the laws of the State of Delaware, without giving effect to principles of conflicts of law. Venue shall be in the state and federal courts situated in New Castle County, Delaware.

12.2. **Dispute Resolutions.** The parties agree that any and all disputes, claims or controversies arising out of or relating to this Agreement shall be submitted to JAMS, or its successor, for mediation, and if the matter is not resolved through mediation, then it shall be submitted to JAMS, or its successor, for final and binding arbitration pursuant to the below.

12.2.1. Either party may commence mediation by providing to JAMS and the other party a written request for mediation, setting forth the subject of the dispute and the relief requested. The parties will cooperate with JAMS and with one another in selecting a mediator from the JAMS panel of neutrals and in scheduling the mediation proceedings. The parties agree that they will participate in the mediation in good faith and that they will share equally in its costs.

12.2.2. All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, employees, experts and attorneys, and by the mediator or any JAMS employees, are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation.

12.2.3. Either party may initiate arbitration with respect to the matters submitted to mediation by ling a written demand for arbitration at any time following the initial mediation session or at any time following forty-five (45) days from the date of ling the written request for mediation, whichever occurs first ("Earliest Initiation Date"). The mediation may continue after the commencement of arbitration if the parties so desire.

12.2.4. At no time prior to the Earliest Initiation Date shall either side initiate an arbitration or litigation related to this Agreement except to pursue a provisional remedy that is authorized by law or by JAMS Rules or by agreement of the parties. However, this limitation is inapplicable to a party if the other party refuses to comply with the requirements of Section 12.2.3 above.

12.2.5. All applicable statutes of limitation and defenses based upon the passage of time shall be tolled until fifteen (15) days after the Earliest Initiation Date. The parties will take such action, if any, required to effectuate such tolling.

12.3. **Entire Agreement.** This Agreement sets forth the entire agreement between the parties with respect to the purchase of Shares by the Subscriber and merges all prior discussions between them.

12.4. **Notice.** Every notice relating to this Agreement shall be in writing and shall be given by personal delivery, sent by electronic mail, telegram or by registered mail, with postage prepaid, return receipt requested; to:

If to the Corporation:

Doofus Corporation
108 West 13th Street
Wilmington, Delaware 19801
United States
Email: president@doofus.xyz
Attention: President

If to the Subscriber:

The address provided in the Wefunder platform:

____

____

____

____

Email: ____________________________

Attention: ____________________________

Either of the parties hereto may change their address for purposes of notice hereunder by giving notice in writing to such other party pursuant to this Section 12.4.

12.5. Successors and Assigns. The rights and benefits of the Corporation under this Agreement shall be transferable to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by the Corporation's successors and assigns. The rights and obligations of the Subscriber under this Agreement may only be assigned with the prior written consent of the Corporation and any purported transfer otherwise shall be null and void.

12.6. Amendment; Enforcement of Rights. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. Either party's failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any such provision or provisions, nor prevent that party thereafter from enforcing each and every other provision of this Agreement. The rights granted both parties herein are cumulative and shall not constitute a waiver of either party's right to assert all other legal remedies available to it under the circumstances.

12.7. Cooperation. The Subscriber agrees upon request to execute any further documents or instruments necessary or desirable to carry out the purposes or intent of this Agreement.

12.8. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

12.9. Electronic Signatures. Any signature page delivered electronically (including without limitation transmission by PDF) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party

who delivers such a signature page agrees to later deliver an original counterpart to the other party if so requested.

12.10. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of this Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of this Agreement shall be enforceable in accordance with its terms.

12.11. Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs, and disbursements in addition to any other relief to which such party may be entitled. The Corporation and the Subscriber shall bear their own expenses and legal fees incurred on their behalf with respect to this Agreement and the transactions contemplated hereby.

12.12. Cancellation of Shares. If the Corporation (or its assignee(s)) shall make available, at the time and place and in the amount and form provided in this Agreement, the consideration for the Shares to be repurchased in accordance with the provisions of this Agreement, then from and after such time, the person from whom such Shares are to be repurchased shall no longer have any rights as a holder of such Shares (other than the right to receive payment of such consideration in accordance with this Agreement), and such Shares shall be deemed purchased in accordance with the applicable provisions hereof and the Corporation (or its assignee(s)) shall be deemed the owner and holder of such Shares, whether or not the certificates therefor have been delivered as required by this Agreement.

12.13. Acknowledgement. The Subscriber has reviewed this Agreement in its entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement.

12.14. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

IN WITNESS WHEREOF, the Corporation has caused this SUBSCRIBER STOCK PURCHASE AND SHAREHOLDER RIGHTS AGREEMENT to be executed by authority of its Board of Directors, and the Subscriber has hereunto set its hand, on the day and year first above written.

[Signatures on Next Page]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:
Doofus Corporation

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited